Exhibit 99.6

Rights to Purchase
Shares of
Pharmaceutical Formulations, Inc.

Initially Offered Pursuant to Rights
Distributed to Shareholders

To Our Clients:

           Enclosed for your consideration are the prospectus, dated May __, 2002 and the Instructions as to Use of Rights Subscription Certificates (the "Instructions") relating to the offering by Pharmaceutical Formulations, Inc. of shares of common stock at a subscription price of $.34 per share.

           As described in the accompanying prospectus, you will receive 2.8 transferable rights for each share of common stock carried by us in your account as of May 7, 2002 (the "Record Date"), with fractions rounded up. Each right will entitle you to subscribe for one share of common stock (the "Subscription Right") at a subscription price of $.34 per share (the "Exercise Price"). You will also have the right (the "Over-Subscription Privilege") to subscribe for shares available after satisfaction of all subscriptions pursuant to the Basic Subscription Right ("Remaining Shares"), without limitation as to number but subject to proration, at the Exercise Price. If the number of Remaining Shares is insufficient to satisfy all subscriptions pursuant to the Over-Subscription Privilege, they will be allocated pro rata (subject to the elimination of fractional shares) in proportion to the number of shares requested pursuant to the Over-Subscription Privilege. Rights are transferable and rights holders that wish to sell their rights may do so.

           The materials enclosed are being forwarded to you as the beneficial owner of shares of common stock carried by us in your account but not registered in your name. Exercises and sales of rights may only be made by us as the registered holder of rights and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any share, or attempt to sell any rights, to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed prospectus and Instructions. We urge you, however, to read the documents carefully before instructing us to exercise or sell rights.

           Please note that no market currently exists for the rights and there can be no assurance that a market will exist. Accordingly, we can not guarantee that we will be able to sell any rights.

           Your instructions to us should be forwarded as promptly as possible to permit us to exercise or attempt to sell rights on your behalf in accordance with the provisions of the rights offering. The rights offering will expire at 5:00 p.m. New York City time, on June 25, 2002. Once you have exercised a right, such exercise may not be revoked.

           If you wish to have us, on your behalf, exercise the rights to purchase any shares to which you are entitled, or attempt to sell such rights, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter. If we do not receive complete written instructions in accordance with the procedures outlined in the prospectus, we will not exercise, transfer or sell your rights and your rights will expire and become worthless.